UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

On November 4, 2026, Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”) issued a press release announcing that, on November 3, 2026, it received notification from NYSE American LLC that NYSE Regulation had determined to commence proceedings to delist the Company’s Class A Ordinary Shares (“Ordinary Shares”) pursuant to Section 1003(f)(v) of the NYSE American Company Guide and that trading in the Ordinary Shares had been suspended effective immediately. The Company also announced its anticipated transition to the OTC Pink Limited Market and its intention to request a review of NYSE Regulation’s delisting determination. A copy of the press release is furnished as Exhibit 99.1 to this Report.

Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 4, 2026 – Green Circle Decarbonize Technology Limited Transitions to OTC Trading Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited

Date: November 4, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director